

December 11, 2013

Via E-mail
J. Steven Person
Chief Executive Officer
American Standard Energy Corp.
4800 North Scottsdale Road, Suite 1400
Scottsdale, AZ 85251

> **Re:** **American Standard Energy Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed August 13, 2013**
> **File No. 000-54471**

Dear Mr. Person:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file your reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 to comply with Rule 13a-13 of Regulation 13A.

Form 10-K for the Fiscal Year ended December 31, 2012

Proved Undeveloped Reserves, page 49

2.   We note your proved undeveloped reserve quantities decreased from 1,000,983 (Boe) as of December 31, 2011 to 517,707 (Boe) as of December 31, 2012. Please disclose the reasons for this change, including the quantity of proved undeveloped reserves converted into proved developed reserves and the amount of capital expenditures incurred for the conversion. Finally, disclose whether any of your fields have quantities of proved undeveloped reserves that have remained undeveloped for five years or more. Refer to

Item 1203 of Regulation S-K for further details of the disclosures required when you report proved undeveloped reserves.

Oil and Gas Properties, Wells, Operations and Acreage, page 51

3.   Please disclose your total gross and net developed acreage (i.e., acreage assignable to productive wells) by geographic area as of December 31, 2012 to comply with Item 1208(a) of Regulation S-K.

Controls and Procedures, page 83

4.   Please comply with Item 308(a) of Regulation S-K, which requires a report of management on your internal control over financial reporting.

Financial Statements

Supplemental Information on Oil and Gas, page F-40

5.   Please provide the disclosures required by FASB ASC 932-235-50-1B, or explain why you believe this guidance would not apply if this is your view.

Reserve Quantity Information, page F-40

6.   Please disclose explanations for significant changes in reserve quantities as required by FASB ASC 932-235-50-5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief